Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-131938)

LAN AND TAM INFORM REGARDING LATAM AIRLINES GROUP’S CORPORATE STRUCTURE

Santiago, October 28, 2011 – LAN and TAM have started the technical and preliminary processes for their integration into LATAM Airlines Group (LATAM). With the advisory of international consultants, such processes aim at preparing both companies for the merger, becoming the leading airline in the region. In this context, LAN and TAM have defined the new corporate structure which will be implemented once the merger is completed, as expected, within the first quarter 2012:

•	Mauricio Rolim Amaro, current Vice-Chairman of TAM’s Board of Directors, will become Chairman of LATAM’s Board of Directors
•	María Claudia Amaro, will remain as Chairman of TAM’s Board of Directors and will also become a Director in LATAM’s Board
•	Enrique Cueto, current CEO of LAN, will become CEO of LATAM
•	Ignacio Cueto, current COO of LAN, will become CEO of LAN
•	Marco Antonio Bologna, will remain as CEO of TAM
•	Líbano Barroso, current CEO of TAM Linhas Aéreas, will become CFO of LATAM

“We are very pleased with the integration process between both companies and we expect to complete the process of creating LATAM Airlines Group by the end of first quarter 2012, after obtaining all necessary approvals” says Enrique Cueto, LAN’s CEO.

The remaining management positions of LATAM Airlines Group and the strategic definitions of the new structure will be disclosed in due course. Nevertheless, it is worth highlighting that after the merger is completed, both LAN and TAM will continue operating with their respective corporate structures.

LATAM Airlines Group will be amongst the ten largest airlines groups worldwide and within the three largest in terms of market capitalization. LATAM will offer passenger and cargo transportation to more than 115 destinations in 23 countries, with a fleet of over 280 aircraft and with more than 50,000 employees.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 127 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.comor www.oneworldalliance.com.

Forward-Looking Statements

This website contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.